October 24, 2024

Kwan Ngai
Chief Executive Officer
Top Win International Ltd
33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong

       Re: Top Win International Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 11, 2024
           CIK No. 0002033515
Dear Kwan Ngai:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2024 letter.

Amendment No.1 to Draft Registration Statement on Form F-1
Cover Page

1. We note your revised disclosure pursuant to prior comment 2 and reissue in part.
       Please revise the cover page to discuss risks and consequences relating to the enforceability of civil liabilities in Hong Kong. We also note your response that you do not believe you are subject to China's EIT Law. Please revise your disclosure here to affirmatively state that you are not subject to this law.
 October 24, 2024
Page 2

General

2. We note your revised disclosure and response to prior comment 25 and reissue in part.
       If you did not rely on counsel for the basis of your conclusions regarding regulations in China, please revise your disclosure to explain why you did not rely on counsel, as well as the basis for your conclusions. We also note your revisions, such as on page
       12, 28, and 108, regarding your legal conclusions according to the opinion of your
       Hong Kong counsel. These instances appear to be cases were you are relying on the opinion of counsel as an expert. As such, please revise these disclosures to characterize them as opinions of counsel and name counsel.
       Please contact Valeria Franks at 202-551-7705 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Yarona L. Yieh